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                             September 12, 2023

       Gilberto Tomazoni
       Chief Executive Officer
       JBS B.V.
       Stroombaan 16, 5th Floor
       1181 VX, Amstelveen, Netherlands

                                                        Re: JBS B.V.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 1,
2023
                                                            File No. 333-273211

       Dear Gilberto Tomazoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circum-
       stances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-4

       General

   1. We note your revisions in relation to the treatment of ADSs in connection with the restructuring. Please
address the following items:

                                                              Include dates
relevant to ADS holders within the list of Important Dates on page iii.
                                                            Include, without
limitation, the record date for ADS voting, the record date for ADS cash dividend
eligibility, the suspension date for issuance/cancellation of ADS, the
                                                            ADS Exchange Date,
and the date the ADS program will be terminated.

                                                              Quantify the fee
that will be deducted from the cash dividend payable to ADS holders and highlight the
difference in treatment between ADS holders and other
                                                            shareholders.
 Gilberto Tomazoni
FirstName
JBS B.V. LastNameGilberto Tomazoni
Comapany 12,
September  NameJBS
               2023 B.V.
September
Page 2     12, 2023 Page 2
FirstName LastName
                Revise disclosure on page xx under the caption "Will all JBS S.A. Shareholders and
              JBS S.A. ADS Holders receive the same consideration?" to describe the various fees that BDR and/or ADS holders will be charged, but not your controlling shareholders and senior management receiving performance bonus shares; conform disclosure elsewhere as appropriate.

                We note disclosure on page 215 that ADS holders must include "proof satisfactory to our board of directors" with a request to convert Class A to Class B shares. Please revise to clarify what type of proof will be deemed satisfactory, including any translation or other requirements.

                Include disclosure regarding notice of termination, sale of shares underlying non-
              surrendered ADSs, and other actions in connection with the termination of the ADS program, similar to disclosure that previously appeared on page
80.
Information about JBS S.A.
Regulation, page 116

2. Please revise this section to describe regulation relating to deforestation, biodiversity, and/or specially protected areas to which you are subject or are expected to become subject, together with related risks. Include, without limitation, the EU Regulation on
         Deforestation-Free Products that came into effect in June 2023.
Supply Chain Monitoring, page 122

3. We note your disclosure that, "In October 2021, JBS S.A. adopted a Sustainability-Linked
         Framework establishing its commitment to a deforestation-free supply chain in Brazil, ensuring all suppliers comply with its policy of zero tolerance for illegal deforestation and other socio-environmental criteria outlined in its Responsible Procurement Policy."
         Please revise to clarify whether this framework applies to your grain supply chain, in addition to your animal supply chain, disclose the material provisions of this framework, and indicate whether it is publicly available. Further disclose your policies relating to your grain supply chain, including measures adopted in response to regulatory requirements and your monitoring thereof, and the related risks. Description of Material Indebtedness
Sustainability-Linked CRAs
Sustainability Performance Target, page 187

4. Please update references to your 2021 sustainability report to reflect information in your recently published 2022 sustainability report. In addition, please ensure that information contained in this section is fully reflected in your Regulation section, or include cross-references explaining that additional information related to sustainability matters is contained in this section.
 Gilberto Tomazoni
JBS B.V.
September 12, 2023
Page 3
Exhibits

5. Please file the tag-along agreement with LuxCo as an exhibit to your registration statement.
        You may contact Beverly Singleton at 202-551-3328 or Claire Erlanger at 202-551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                           Sincerely,
FirstName LastNameGilberto Tomazoni
                                                           Division of
Corporation Finance
Comapany NameJBS B.V.
                                                           Office of
Manufacturing
September 12, 2023 Page 3
cc:       John Vetterli
FirstName LastName